

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Ryan Melsert
Chief Executive Officer
AMERICAN BATTERY TECHNOLOGY COMPANY
100 Washington Street, Suite 100
Reno, NV 89503

> **Re: AMERICAN BATTERY TECHNOLOGY COMPANY**
> **Registration Statement on Form S-3**
> **Filed May 16, 2023**
> **File No. 333-271954**

Dear Ryan Melsert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed May 16, 2023

General

1. We note that you are registering the resale of 11 million shares of common stock. According to the Second Amended and Restated Membership Interest Purchase Agreement, as amended, the proceeds from the shares to be sold by the selling stockholder will comprise a portion of the purchase price to be paid by the registrant in connection with the acquisition. Please provide us with your analysis as to why the selling stockholder should not be deemed an underwriter.

2. We note the termination provisions set forth in Section 7.01(b)(iii) of Ex. 10.1 state that the first deposit, second deposit, third deposit, and June extension are non-refundable. However, the 11 million shares issued in connection with the acquisition transaction are not mentioned. Please reconcile this section with the recitals to Ex. 10.1 and Ex. 10.2 where you state that the 11 million shares are non-refundable and irrevocable.

3. We note that the acquisition transaction is expected to close once the selling stockholder has received net cash proceeds of at least $6.6 million from the sale of such shares. Your disclosure should address the consequences of a potential shortfall as contemplated by Section 2.01(k) of the Purchase Agreement, as amended, including any obligations to register additional shares if there is a shortfall. In addition, please address the potential impact of sales by the selling stockholder on your stock price, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amy Bowler